UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a proposed tender offer by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), for all issued and outstanding shares of LaserCard Corporation (the “Company”) pursuant to the Agreement and Plan of Merger dated as of December 20, 2010, by and among ASSA US, Purchaser and the Company: (i) a form of letter sent to the Company’s end customers; (ii) a form of letter sent to the Company’s partners; (iii) a form of letter sent to the Company’s suppliers; (iv) a form of letter sent to the Company’s employees; and (v) the information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by LaserCard Corporation on December 20, 2010 (including all exhibits attached thereto), which are incorporated herein by reference.

December XX, 2010

Letter to End Customers

(First Name) (Last Name)

(Company name)

(Address2)

(City), (State) (Zip)

Dear (First Name) (Last Name):

LaserCard Corporation to be Acquired by Assa Abloy/HID Global

On December 20, 2010, LaserCard Corporation announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, the parent company of HID Global. ASSA ABLOY is the global leader in door opening solutions with over 29,000 employees and revenue of over $5 billion per year.

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners. HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

HID Global and LaserCard share a common perspective relative to the Secure Identity market and will offer a range of complementary technologies and solutions, whether helping governments to protect their citizens, borders and services or assisting commercial enterprises in safeguarding assets and employees. With this combination, both the LaserCard and CCD brands will have the opportunity to leverage HID’s significant market reach, brand power, scale, extensive resources and broad solution portfolio.

HID envisions the combination with LaserCard to be a key element of their strategy to more significantly develop their position in Secure Identity and Citizen Identity markets in particular. LaserCard’s demonstrated skills and core technologies are seen as an additional key competitive advantage and strategic differentiator for the combined company.

While the merger process is pending, LaserCard Corporation will continue to operate independently with full control over our business operations. We will provide an update on the merger process as appropriate to keep our valued customers informed.

Sincerely,

Name
Title
LaserCard Corporation

LaserCard Corporation

1875 North Shoreline Boulevard, Mountain View, CA 94043. Tel (650) 969-4428. Fax (650) 969-6121. www.lasercard.com

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Important Information Will Be Filed with the SEC

The tender offer for the outstanding shares of common stock of LaserCard has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ASSA ABLOY Inc. and a wholly-owned subsidiary of ASSA ABLOY Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and LaserCard will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

December XX, 2010

Letter to Partners

(First Name) (Last Name)

(Company name)

(Address2)

(City), (State) (Zip)

Dear (First Name) (Last Name):

LaserCard Corporation to be Acquired by Assa Abloy/HID Global

On December 20, 2010, LaserCard Corporation announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, the parent company of HID Global. ASSA ABLOY is the global leader in door opening solutions with over 29,000 employees and revenue of over $5 billion per year.

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners. HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

HID Global and LaserCard share a common view of the Secure Identity market and offer a range of complementary technologies and solutions, whether helping governments to protect their citizens, borders and services or assisting commercial enterprises in safeguarding assets and employees.

LaserCard and its Partners have been successful in certain markets in developing and deploying highly differentiated technology for government ID and commercial ID applications, primarily at a credential level. With this combination, we will have the opportunity to leverage HID’s significant market reach, brand power, scale, extensive resources and broad solution portfolio.

HID envisions the combination with LaserCard to be a key element of their strategy to more significantly develop their position in Secure Identity and Citizen Identity markets in particular. LaserCard’s demonstrated skills and core technologies are seen as an additional key competitive advantage and strategic differentiator for the combined company. Further, the professional and capable Partner network supporting LaserCard and Challenge Card Design is seen as a substantial asset in addressing advanced end-to-end credential, issuance and application opportunities in the market.

While the merger process is pending, LaserCard Corporation will continue to operate independently with full control over our business operations. We will provide an update on the merger process as appropriate to keep our Channel Partners informed.

Sincerely,

Name
Title
LaserCard Corporation

LaserCard Corporation

1875 North Shoreline Boulevard, Mountain View, CA 94043. Tel (650) 969-4428. Fax (650) 969-6121. www.lasercard.com

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Important Information Will Be Filed with the SEC

The tender offer for the outstanding shares of common stock of LaserCard has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ASSA ABLOY Inc. and a wholly-owned subsidiary of ASSA ABLOY Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and LaserCard will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

December XX, 2010

Letter to Suppliers

(First Name) (Last Name)

(Company name)

(Address2)

(City), (State) (Zip)

Dear (First Name) (Last Name):

LaserCard Corporation to be Acquired by Assa Abloy/HID Global

On December 20, 2010, LaserCard Corporation announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, the parent company of HID Global. ASSA ABLOY is the global leader in door opening solutions with over 29,000 employees and revenue of over $5 billion per year.

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners. HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

HID Global and LaserCard share a common view of the Secure Identity market and offer a range of complementary technologies and solutions, whether helping governments to protect their citizens, borders and services or assisting commercial enterprises in safeguarding assets and employees. With this move, LaserCard and CCD will have the opportunity to leverage HID’s significant market reach, brand power, scale, extensive resources and broad solution portfolio.

HID envisions the combination with LaserCard to be a key element of their strategy to more significantly develop their position in Secure Identity and Citizen Identity markets in particular. LaserCard’s demonstrated skills and core technologies are seen as an additional key competitive advantage and strategic differentiator for the combined company.

While the merger process is pending, LaserCard Corporation will continue to operate independently with full control over our business operations. We will provide an update on the merger process as appropriate to keep our valued suppliers informed.

Sincerely,

Name
Title
LaserCard Corporation

LaserCard Corporation

1875 North Shoreline Boulevard, Mountain View, CA 94043. Tel (650) 969-4428. Fax (650) 969-6121. www.lasercard.com

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Important Information Will Be Filed with the SEC

The tender offer for the outstanding shares of common stock of LaserCard has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ASSA ABLOY Inc. and a wholly-owned subsidiary of ASSA ABLOY Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and LaserCard will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

December XX, 2010

Employee Letter

(First Name) (Last Name)

(Address1)

(Address2)

(City), (State) (Zip)

Dear (First Name) (Last Name):

On December 20, 2010, LaserCard Corporation announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, the parent company of HID Global. ASSA ABLOY is the global leader in door opening solutions with over 29,000 employees and revenue of over $5 billion per year.

LaserCard Corporation and our subsidiary, Challenge Card Design GmbH will become part of HID Global, a trusted leader in secure identity solutions providing access control, secure card issuance, and identification solutions products and services through a global network of OEM, distribution and integration partners. HID Global is headquartered in Irvine, California and has over 2,000 employees worldwide.

Importantly, HID Global and LaserCard share a common perspective relative to the Secure Identity market and will offer a range of complementary technologies and solutions. HID is excited to add the LaserCard and CCD brands to its portfolio. HID sees the combination with LaserCard to be a key element of their strategy to enhance their position in the Secure Identity and Citizen Identification markets.

LaserCard has been successful in developing and deploying advanced technology for government ID cards and systems and commercial ID applications. We recognize that our market has matured and technology is advancing such that for us to continue to be competitive and profitable, we need to have a greater market reach, increased brand power, scale, greater resources and a broader solution portfolio. For LaserCard, this merger allows us to access and leverage all these elements under the HID Global brand, allowing our technology to continue to expand in use and capability.

What does this mean for LaserCard employees? We will continue to pursue our target markets but with the added leverage that comes from being a part of a larger enterprise with increased global reach and a more comprehensive value proposition for customers and prospects.

The Merger Agreement is the first stage in the merger process. Over the next several weeks, shareholders will be invited to tender (sell) their shares to HID Global. When sufficient shares have been transferred, the merger will be complete and ownership will transfer to ASSA ABLOY/HID GLOBAL. While the shareholder process is going on, we will be doing integration planning with HID to prepare for the transfer of ownership and the operation of our business together. It is important to note that while the merger process is pending, LaserCard continues to operate independently.

As this process advances, we will periodically share additional information with you to keep you informed.

Sincerely,

Robert T. DeVincenzi
President and CEO
LaserCard Corporation

LaserCard Corporation

1875 North Shoreline Boulevard, Mountain View, CA 94043. Tel (650) 969-4428. Fax (650) 969-6121. www.lasercard.com

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Important Information Will Be Filed with the SEC

The tender offer for the outstanding shares of common stock of LaserCard has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ASSA ABLOY Inc. and a wholly-owned subsidiary of ASSA ABLOY Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and LaserCard will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.